January 15, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Ada Sarmento Tim Buchmiller

Re:	Longview Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed January 6, 2021 File No. 333-250995

Ladies and Gentlemen:

On behalf of Longview Acquisition Corp. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated January 14, 2021 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, the Company is concurrently submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

To assist your review, we have reproduced the text of the Staff’s comments in italics below, followed by responses on behalf of the Company.

Amendment No. 1 to Registration Statement on Form S-4

Directors and officers of Longview have potential conflicts of interest, page 46

1.	We note your revisions in response to prior comment 2 and reissue in part. Please clarify that Longview's officers' and directors' significantly lower investment per share in their Longview shares results in a difference between a transaction that increases the value of the officers' and directors' investment and a transaction that increases the value of the public shareholders' investment.

Response to Comment 1:

The Company advises the Staff that it has revised page 48 of Amendment No. 2 in response to the Staff’s Comment 1.

Background of the Business Combination, page 106

2.	We note your revisions in response to prior comment 4 of material terms that were negotiated. However, we do not see any discussion of how these material terms were negotiated. Please further revise to discuss the negotiations regarding the enterprise value and the other material terms from the draft letter of intent from Longview until execution of the merger agreement. For example, what was Butterfly's counterproposal related to valuation, the terms of a minimum cash closing condition and governance matters? How did the parties come to an agreement on the final material terms?

Response to Comment 2:

The Company advises the Staff that it has revised page 109 of Amendment No. 2 in response to the Staff’s Comment 2.

Representations and Warranties, page 123

3.	Notwithstanding the disclaimers, the representations, warranties, and covenants in the merger agreement filed with the proxy statement/prospectus constitute public disclosure for purposes of the federal securities laws, and you are responsible for considering whether additional specific disclosures of material information about material contractual provisions of the merger agreement are required to make the statements in the proxy statement/prospectus not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, and covenants in the merger agreement, you have provided corrective disclosure in the proxy statement/prospectus. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the merger agreement may or may not be fully reflected in your public disclosures, please clarify that your public disclosures will include any material information necessary to provide your stockholders a materially complete understanding of the merger agreement disclosures.

Response to Comment 3:

The Company acknowledges that, notwithstanding the disclaimers, representations, warranties and covenants in the merger agreement filed with the proxy statement/prospectus, it is responsible for considering whether additional specific disclosures of material information about material contractual provisions of the merger agreement are required to make the statements included in the proxy statement/prospectus not misleading. In addition, the Company advises the Staff that it has revised page 125 of Amendment No. 2 in response to the Staff’s Comment 3.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 841-8857 or Carl Marcellino at (212) 841-0623, each of Ropes & Gray LLP.

Very truly yours,

/s/ Rachel D. Phillips
Rachel D. Phillips

cc:	John Rodin, Longview Acquisition Corp. Carl P. Marcellino, Ropes & Gray LLP